Press release March 10, 2011
BAIE PAYNE NICKEL / COPPER PROJECT VIRGINIA ENTERS INTO AGREEMENT WITH ANGLO AMERICAN

Virginia Mines Inc. (“Virginia”) is pleased to announce that it has entered into agreement with Anglo American Exploration (Canada) Ltd. (“AAEC”), a subsidiary of Anglo American plc, whereby Virginia transfers to AAEC a 50 per cent undivided interest in the mining claims and other mineral tenements comprising the Baie Payne nickel property, which covers 18,890 hectares and is situated north of Kangirsuk Village, on the west bank of Ungava Bay, in northern Quebec.

AAEC must fund an aggregate of $4,000,000 in expenditures over a six-year period to maintain its 50 per cent undivided interest in the Baie Payne properties. AAEC may, at its sole discretion, accelerate such funding. Virginia will be the operator during that period.

Baie Payne Property

The property is located at the northern extremity of the New Quebec Orogen, which represents the north-eastern extension of the Trans-Hudson Orogen, an early Proterozoic collisional zone that borders the Superior Province. The Trans-Hudson Orogen also includes the Thompson Belt of Manitoba and the Cape Smith Belt of northern Quebec, both of which host important nickel mining camps. The Baie Payne property covers important mafic/ultramafic complexes that reach over 1000 metres in thickness with a cumulative lateral spread of more than 50 kilometres. All these complexes lie in a supracrustal sequence of iron formations, basalt, and sulphide mudstones within a sheared allochtone structure called the Roberts Syncline. More than 40 Ni-Cu surface showings grading up to 6.5% Ni have been mapped and sampled within this fertile, largely unexplored environment.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 million as at November 30, 2010, and 30,779,692 shares issued and outstanding as at February 28, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

About Anglo American

Anglo American plc is one of the world’s largest mining companies, is headquartered in the UK and listed on the London and Johannesburg stock exchanges. Anglo American’s portfolio of mining businesses spans precious metals and minerals – in which it is a global leader in both platinum and diamonds; base metals – copper and nickel; and bulk commodities – iron ore, metallurgical coal and thermal coal. Anglo American is committed to the highest standards of safety and responsibility across all its businesses and geographies and to making a sustainable difference in the development of the communities around its operations. The company’s mining operations and extensive pipeline of growth projects are located in southern Africa, South America, Australia, North America and Asia.

www.angloamerican.com

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre Quebec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.